Exhibit 99.4

FANG HOLDINGS LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING CLASS A ORDINARY SHARES OF

FANG HOLDINGS LIMITED

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Resolution 1.	☐	☐	☐	Resolution 4.	☐	☐	☐
Resolution 2.	☐	☐	☐	Resolution 5.	☐	☐	☐
Resolution 3.	☐	☐	☐

Address change ☐ Mark box, sign and indicate changes/comments below:	Mark box at right if you wish to give a discretionary proxy to a person designated by the Company.		☐
PLEASE NOTE: Marking this box voids any other instructions indicated above

	Sign below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

FANG HOLDINGS LIMITED

AGENDA

Matters for Discussion:

1.	Be it resolved as an ordinary resolution to appoint Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu as directors of the Company, to the extent that they are not already directors of the Company and, to the extent that they are currently directors of the Company, the ratification of such appointments.

2.	Be it resolved as an ordinary resolution to confirm and ratify the acts of each of Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu taken in their capacity as a director of the board of directors of the Company (the “Board”), insofar as any of them may not have validly been appointed or reappointed as a director at any time prior to the EGM, including but not limited to the approval by the Nominating and Corporate Governance Committee of the Company of the appointment of an independent director (the “Proposed Independent Director”) of the Board proposed by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited (the “Petitioners”).

3.	Be it resolved as an ordinary resolution to approve the appointment of the Proposed Independent Director, Mr. Yu Huang, as an independent director of the Board and a member of the audit committee of the Board. Mr. Yu Huang’s resume is attached thereto the Notice of Extraordinary General Meeting as Appendix A.

4.	Be it resolved as an ordinary resolution to authorize the Board acting by its compensation committee to negotiate and to endeavor to agree with Mr. Yu Huang the terms of his service, including but not limited to such terms regarding an indemnity, confidentiality and remuneration at such a commercial rate as may be agreed, as the compensation committee of the Board, in its sole discretion, deems fit.

5.	Be it resolved as an ordinary resolution to approve the appointment of all independent directors of the Board (including, for the avoidance of doubt, the Proposed Independent Director) be appointed to the boards of each of the variable interest entities which directly or indirectly hold real property in the PRC for the Company (the “VIEs”, as listed in Appendix B to the Notice of Extraordinary General Meeting), and steps to be taken by the Company to (i) remove all of the existing directors of the VIEs (including, where applicable, Mr. Tianquan Mo), and (ii) amend the constitutional documents of each of the VIEs so as to provide for the appointment of a board of directors (where such provision does not already exist) and to limit the powers of the directors of each of the VIEs to dispose of, encumber, hypothecate and mortgage real property and/or interfere with the rights associated with such real property, so that the transfer or disposal of real property of a VIE can be permitted only by way of unanimous resolution of the board of directors of such VIE.

FANG HOLDINGS LIMITED

JPMorgan Chase Bank, N.A., Depositary

PO Box 64506, Saint Paul MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Extraordinary General Meeting (the “Meeting”) of Fang Holdings Limited (the “Company”) will be held at 10:00 a.m. (Beijing time), on Monday, September 27, 2021 at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage- paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to the Company’s Resolution. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), September 23, 2021. Only the registered holders of record at the close of business on August 27, 2021 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company, of record on August 27, 2021, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Class A Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view the EGM Notice of Meeting and Proxy Statement, please visit http://ir.fang.com

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on September 23, 2021.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.